Davlin Philanthropic Funds Resolutions of February 5, 2013 Board meeting approving Fidelity Bond.

"**WHEREAS**, the Trustees of the Trust, including a majority of the Trustees who are not "interested persons" as that term is defined in the Investment Company Act of 1940, as amended, have reviewed the form and coverage of National Union Fire Insurance Company of Pittsburgh, Pa., Policy No. 01-637-28-77 (the "Fidelity Bond"); and

**WHEREAS**, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940; and

**WHEREAS**, the custody and safekeeping of the Trust's securities are exclusively the obligation of Huntington National Bank as Custodian for the Trust; and

**WHEREAS**, no employee of the Trust or employee of Davlin Fund Advisors, LLC, the Fund's investment advisor, has access to the Trust's portfolio securities.

**IT IS THEREFORE RESOLVED**, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

**FURTHER RESOLVED**, that the President of the Trust is designated as the person who shall make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1."

**National Union Fire Insurance Company of Pittsburgh, Pa.**
175 Water Street
New York, NY 10038-
(212) 458-5000



## BINDER OF INSURANCE CONFIRMATION LETTER

April 23, 2013

JENN HART
WILLIS OF MASSACHUSETTS, INC.
ONE INDUSTRIAL AVENUE SUITE 1100
LOWELL, MA 01851-

**RE:    DAVLIN PHILANTHROPIC FUNDS**
**Fidelity Bond Form 14 Admitted**

| | |
|---|---|
| **Insurance Carrier:** | **NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.** |
| **Insurance Carrier:** | **175 WATER STREET, NEW YORK, NY, 10038** |

| | |
|---|---|
| **Tab#:** | **1220349** |
| **Submission #:** | **836923590** |
| **Policy#:** | **01-971-65-19** |
| **Replacement of Policy #:** | **01-770-31-91** |
| **Policy Period:** | **04/28/2013 To 04/28/2014** |

Dear Jenn:

On behalf of National Union Fire Insurance Company of Pittsburgh, Pa. (hereinafter "Insurer"), I am pleased to confirm the binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review said Binder for accuracy and contact the Insurer **prior to the effective date** of policy coverage of any inaccuracy(ies) found within the issued Binder. If the Insurer does not hear from you prior to the effective date of policy coverage, it will be understood that the Binder has been accepted as an accurate description of the agreed upon terms of coverage.

### ***IMPORTANT POLICY ISSUANCE VERIFICATION***

A policy will be issued with the name and address of the Insured exactly as referenced in the "Policy Information" Section of this Binder. If this information is inaccurate, please advise us immediately.

## POLICY INFORMATION

**INSURED:**          DAVLIN PHILANTHROPIC FUNDS

**INSURED'S ADDRESS:**  44 RIVER ROAD SUITE A
                        WAYLAND, MA 01778-1829

**TYPE OF POLICY:**     Fidelity Bond Form 14 Admitted

**BASIC FORM:**         41206 (09/84)

**INSURANCE COMPANY:**  National Union Fire Insurance Company of Pittsburgh, Pa.

**POLICY NUMBER:**      01-971-65-19

**EFFECTIVE DATE:**     04/28/2013      **EXPIRATION DATE:**      04/28/2014

| Single Loss Coverage Forms | Limit of Liability | Single Loss Deductible |
|---|---|---|
| Insuring Agreement (A) - Fidelity | $250,000 | NIL |
| Insuring Agreement (B) – Audit Expense | $25,000 | $5,000 |
| Insuring Agreement (C) - On Premises | $250,000 | $2500 |
| Insuring Agreement (D) – In Transit | $250,000 | $2500 |
| Insuring Agreement (E) – Forgery & Alteration | $250,000 | $25,000 |
| Insuring Agreement (F) - Securities | $250,000 | $25,000 |
| Insuring Agreement (G) – Counterfeit Currency | $250,000 | $25,000 |
| Insuring Agreement (H) – Stop Payment | $25,000 | $5,000 |
| Insuring Agreement (I) – Uncollectible Items of Deposit | $25,000 | $5,000 |
| Insuring Agreement (J) – Computer Systems | $250,000 | $25,000 |
| Insuring Agreement (K) – Voice Initiated Funds Transfer | $250,000 | $25,000 |
| Insuring Agreement (L) – Telefacsimile Transfer | $250,000 | $25,000 |
| Insuring Agreement (M) – Unauthorized Signatures | $25,000 | $5,000 |

**AGGREGATE LIMIT:**      $250,000

**OTHER TERMS:**  Per Insurer Quote/Indication Letter dated 04/19/2013 except as indicated below.

**PREMIUM:**             $1,100

**COMMISSION:**          11.00%

**Important Conditions Of Binder:** See Below

ENDORSEMENTS

The following riders will be added to the basic policy:

| # | Form # | Ed Dt | Title |
|---|--------|-------|-------|
| 1 | 89644 | 07/05 | COVERAGE TERRITORY ENDORSEMENT (OFAC) |
| 2 | 99758 | 08/08 | NOTICE OF CLAIM (REPORTING BY E-MAIL) |
| 3 | MANU | MANU | TELEFACSIMILE TRANSFER FRAUD |
| 4 | MANU | MANU | VOICE INITIATED FUNDS TRANSFERS |
| 5 | MANU | MANU | INSURING AGREEMENT (A) FIDELITY AMENDED RIDER |
| 6 | MANU | MANU | COMPUTER SYSTEMS FRAUD |
| 7 | MANU | MANU | UNAUTHORIZED SIGNATURES |
| 8 | 78859 | 10/01 | FORMS INDEX ENDORSEMENT |

CONDITIONS OF BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Binder section. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above.Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Effective Date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

PREMIUM PAYMENT

Our accounting procedures require that payment be remitted within 30 days of the effective date of coverage or 15 days from the billing date, whichever is later.

We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,



CHRIS FINN
Underwriter
Executive Liability
212-458-1278

If you have any questions regarding this policy, or for any other service needs, please contact our
Chartis Broker Services:

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Telephone: 1-877-TO-SERVE or (877)867-3783
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